


05012011

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

20 October 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1.   makes or is required to make public pursuant to the laws of England and Wales;

2.   distributes or is required to distribute to the holders of its securities; and

3.   files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 20th October 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

part of MYTRAVEL group

MyTravel Group plc.
Registered Office

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

12 October 2005

11. Date company informed

20 October 2005

12. Total holding following this notification

19,430,465, 30p ordinary shares

13. Total percentage holding of issued class following this notification

4.36% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 (0)1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

20 October 2005

LEHMAN BROTHERS

17th October 2005



Mytravel Group Plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester
M14 7QU

Dear Sir / Madam,

S198 Companies Act 1985 (the "Act")

We write to inform you, pursuant to s198 of the Act, that as at the close of business on 12th October 2005, Lehman Brothers International (Europe) had an interest in 19,430,465 ordinary shares of MyTravel Group Plc (the "Company"). This represents 4.47% of the outstanding share capital of the Company.

Yours sincerely
For & on behalf of Lehman Brothers

Anthony Allen
Compliance Department

LEHMAN BROTHERS INTERNATIONAL (EUROPE)
25 BANK STREET LONDON E14 5LE TELEPHONE +44 (0)20 7102 1000
REGULATED BY THE FINANCIAL SERVICES AUTHORITY.
MEMBER OF THE LONDON STOCK EXCHANGE AND THE INTERNATIONAL SECURITIES MARKET ASSOCIATION.
REGISTERED IN ENGLAND NO. 2538254 AT THE ABOVE ADDRESS.